EXHIBIT 99.4

FORM OF LETTER FROM BROKERS, DEALERS AND NOMINEES TO CLIENTS

To Our Clients:

We are sending this letter because we hold shares of Knology, Inc. common stock, par value $.01 per share (“Common Stock”) for you. The Common Stock is traded on the Nasdaq National Market under the symbol “KNOL.” Knology, Inc. has distributed to the holders of its Common Stock non-transferable subscription rights to purchase its Series AA convertible preferred stock, par value $.01 per share (“Series AA Preferred Stock”), as described in the enclosed prospectus.

We have enclosed your copy of the following documents:

1.	The prospectus; and

2.	A beneficial owner election form.

We urge you to read these documents carefully before instructing us to exercise your rights to acquire Series AA Preferred Stock. WE WILL ACT ON YOUR BEHALF ACCORDING TO YOUR INSTRUCTIONS. To indicate your decision with respect to your rights, you should complete and return to us the form entitled “Beneficial Owner Election Form”.

Please note that if you are outside the United States, no offer or invitation to exercise rights and purchase shares is being made to you by Knology, Inc., and you must not attempt to exercise any rights. However, you may exercise your rights if, on or prior to the fifth business day prior to the expiration time of the rights offering, you provide evidence satisfactory to Knology, Inc., such as a legal opinion from local counsel, that it is otherwise lawful for you to receive and exercise rights. See the section in the prospectus captioned “The Rights Offering—Foreign Stockholders” for further information.